SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Form 11-K
(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934


                  For the fiscal year ended December 31, 2004


( ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to ____________.

                          Commission File No. 0-12870.


                        FIRST CHESTER COUNTY CORPORATION
                        ---------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         First National Bank of Chester County Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     First National Bank of Chester County
                               9 North High Street
                             West Chester, PA 19381

                              Required Information

         The required financial statements are attached to this report

                     FIRST NATIONAL BANK OF CHESTER COUNTY

                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2004 AND 2003

             Report of Independent Registered Public Accounting Firm


Trustees
First National Bank of Chester County Retirement Savings Plan


         We have audited the accompanying statements of net assets available for plan benefits of the First National Bank of Chester County's Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for plan benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and schedule of reportable (5%) transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Grant Thornton LLP
--------------------------
Philadelphia, Pennsylvania
June 1, 2005

                     FIRST NATIONAL BANK OF CHESTER COUNTY
                      -------------------------------------
                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2004 AND 2003



               Assets                                                  2004                2003
               ------                                                  ----                ----

Cash and cash equivalents                                         $   210,634         $   204,974

Investments, at fair value
   Mutual funds                                                     7,285,818           5,896,080
   Common stock2,238,496                                            2,500,715
   Certificates of deposit                                          1,540,000           1,355,000
   Participants' loans                                                300,890             190,968
                                                                   ----------          ----------
       Total investments                                           11,365,204           9,942,763
                                                                   ----------          ----------

Receivables
   Employer's fixed contribution receivable                           390,919             387,070
   Employer's matching contribution receivable                              -               1,530
   Employees' contribution receivable                                   5,385              26,688
   Interest income receivable                                           9,019               7,841
   Dividend income receivable                                          21,132              20,306
                                                                   ----------          ----------
       Total receivables                                              426,455             443,435
                                                                   ----------          ----------
                Total Assets                                       12,002,293          10,591,172
                                                                   ----------          ----------


                Liabilities

Benefits Payable                                                       34,849                   -
                                                                   ----------          ----------

                Total Liabilities                                      34,849                   -
                                                                   ----------          ----------

                Net Assets Available For Benefits                 $11,967,444         $10,591,172
                                                                   ==========          ==========














The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003




                                                                       2004                2003
                                                                       ----                ----

Additions to net assets attributed to:
   Investment income:
     Net appreciation in fair value
       of investments                                             $   833,210         $ 1,979,554
   Interest                                                            75,243              65,922
   Dividends                                                           59,759             118,734
                                                                   ----------          ----------
                                                                      968,212           2,164,210
                                                                   ----------          ----------

Contributions:
   Employer's-fixed                                                   390,919             387,070
   Employer's-matching                                                403,640             358,102
   Participants'865,283                                               801,451
   Participants' rollover                                             133,449              37,320

                                                                    1,793,291           1,583,943
                                                                   ----------          ----------
       Total Additions                                              2,761,503           3,748,153
                                                                   ----------          ----------

Deductions from net assets attributed to:
   Benefits paid to participants                                    1,385,231             714,768
                                                                   ----------          ----------
       Total deductions                                             1,385,231             714,768
                                                                   ----------          ----------

       Net Increase                                                 1,376,272           3,033,385
                                                                   ----------          ----------

Net Assets Available For Benefits
   Beginning of year                                               10,591,172           7,557,787
                                                                   ----------          ----------
   End of Year                                                    $11,967,444         $10,591,172
                                                                   ==========          ==========










The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note A - Description of Plan
----------------------------

     The following description of First National Bank of Chester County Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     -------

     The Plan is a 401(k) plan which is a defined contribution plan covering eligible employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan administrator is First Chester County Corporation (First Chester County).

     Eligible employees for purposes of making salary reduction contributions means any employee who has completed 90 days of service and has attained the age of 21.

     Eligible   employees   with  respect  to   discretionary   profit   sharing
     contributions means any employee who was eligible for making salary reduction contributions and has also completed one year of service.

     Contributions
     -------------

     Each year, participants may contribute a percentage of compensation up to the maximum allowed by law not to exceed $13,000. Effective for taxable year 2004, if a participant was 50 or older, they could elect to defer additional amounts (catch-up contributions) to the plan up to $3,000.The Company contributes 75% of the amount of the salary reduction the participant elects to defer up to 5% of their annual compensation. The matching contribution is made in cash and is invested based upon each participant's investment choice.

     An additional discretionary contribution may be allocated among participants eligible to share in the contribution for the Plan year. The contribution is allocated to the participants' account in an amount equal to 3% of compensation up to $30,000 and an additional 6% of annual compensation in excess of $30,000 up to $205,000.

     The amount of employer contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to participants.

     Participant Accounts
     --------------------

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's matching contribution, (b) the Company's discretionary contribution and (c) Plan earnings. Allocation of Plan earnings are based on the participant's accounts as of the preceding valuation date.

     Vesting
     -------

     Participants' are immediately vested in their contributions. Vesting in the Company's contribution portion of their accounts is as follows:

                    Years of Service                         Percentage
                    ----------------                         ----------
                       Less than 1                               0%
                    1 but less than 2                            33%
                    2 but less than 3                            66%
                        3 or more                               100%

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note A - Description of Plan
----------------------------

         Participants' loans
         -------------------
         Participants' may borrow from their fund accounts. A minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participants' account and bear interest at rates ranging from 5.00% to 9.50%, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

         Payment of benefits
         -------------------
         On termination of service due to death, disability or retirement, all distributions from the Plan will be made in one lump-sum payment in cash or in property allocated in the participants' account.

         If a participant's employment with the Company is terminated for any other reason than death, disability or retirement and their account balance does not exceed $5,000, the Plan will automatically distribute a lump-sum payment to the participant. If their account balance is greater than $5,000, the participant has the option of receiving a lump-sum payment or maintaining their account balance with the Plan for an annual fee.

         Forfeited accounts
         ------------------
         At December 31, 2004 and 2003 forfeited non-vested accounts totaled $25,701 and $10,127, respectively. Those amounts may be used for several purposes such as the payment of Plan expenses. Any forfeitures attributable to matching or discretionary contributions not used by the Plan will be used to reduce employer contributions to the Plan.


Note B - Summary of Significant Accounting Policies
---------------------------------------------------


         Cash and cash equivalents
         -------------------------
         For purposes of the financial statements, the Plan considers all money market funds to be cash equivalents.

         Investment Valuation and Income Recognition
         -------------------------------------------
         The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

         Payment of Benefits
         -------------------
         Benefits are recorded when paid.

         Risks and Uncertainties
         -----------------------
         The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefit.

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note C - Investments
--------------------

         The following presents investments that represent 5% or more of the Plan's net assets:


                                                                                    December 31,
                                                                                    ------------
                                                                              2004               2003
                                                                              ----               ----

                Fidelity Equity Income II Fund, 61,312
                      and 54,187 shares, respectively                     $1,472,102          $1,234,399
                  Fidelity Dividend Growth Fund, 46,177
                      and 40,200 shares, respectively                      1,315,585           1,097,452
                  Meridian Value Fund, 21,211 and 16,252
                      shares, respectively                                   807,942             614,964
                  PBHG Mid Cap Value
                      38,541 and 29,597 shares, respectively                 714,544             508,472
                  Vanguard Index Trust 500 Fund, 13,901
                      and 14,641 shares, respectively                      1,634,520           1,427,250
                  First Chester County Common Stock,
                      82,754 and 101,039 shares, respectively              2,238,496           2,500,715
                  First National Bank of Chester County CD Fund            1,540,000           1,355,000

         During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $833,210 and 1,979,554, respectively, as follows:

                                                                            2004                  2003
                                                                            ----                  ----

                      Mutual funds                                      $  593,278           $ 1,167,866
                      Common stock                                         239,392               811,688
                                                                         ---------            ----------
                                                                        $  833,210           $ 1,979,554
                                                                         =========            ==========


Note D - Related Party Transactions
-----------------------------------

         Certain Plan assets are invested in shares of common stock of First Chester County. In addition, all certificates of deposit are held by First National Bank of Chester County (Bank), a wholly-owned subsidiary of First Chester County. First Chester County is the administrator and the Bank is the sponsor of the Plan. First Chester County and the Bank qualify as parties-in-interest.


Note E - Plan Termination
-------------------------

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


Note F - Tax Status
-------------------

         The Trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter dated February 12, 2004 from the Internal Revenue Service and the Plan administrator believes that the Plan continues to qualify and to operate as designed.


Note G - Reconciliation of Financial Statements to Schedule H of Form 5500
--------------------------------------------------------------------------

         The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

                                                                      December 31,
                                                                      ------------
                                                             2004                      2003
                                                             ----                      ----

         Net assets available for benefits per
           the financial statements                       $11,967,444               $10,591,172
         Timing differences:
           Employee contribution's receivable                 (5,385)                  (26,688)

         Dividends with ex-dividend                          (21,132)                  (20,306)
           Miscellaneous timing differences                  (36,102)                  (10,363)
                                                         -----------               -----------
                  Total timing differences                   (62,619)                  (57,357)
                                                         -----------               -----------
         Net assets available for benefits per
              Schedule H to the Form 5500                 $11,904,825               $10,533,815
                                                           ==========                ==========


         The following is a reconciliation of the net changes in net assets available for benefits per the financial statements for the year ended December 31, 2004 and 2003 to Schedule H of Form 5500:

                                                                       2004           2003
                                                                       ----           ----

         Net change in net assets available for
           benefits per the financial statement                    $1,376,272        $3,033,385
              Add: Prior year timing differences                       57,357            58,584
              Less: Current year timing differences                   (62,619)          (57,357)
                                                                    ---------         ---------
         Net change in net assets available for
           benefits per Schedule H to the Form 5500                $1,371,010        $3,034,612
                                                                    =========         =========

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2004
                                -----------------

                                                                                                                   Face Value/
          Fair
          Shares             Description                                     Cost            Value
          ------             -----------                                     ----            -----

                           Mutual Funds
                           ------------

          61,312           Fidelity Equity Income II Fund                $ 1,334,978      $ 1,472,102

          46,177           Fidelity Dividend Growth Fund                   1,230,293        1,315,585

          21,211           Meridian Value Fund                               730,838          807,942

          38,541           PBHG Mid Cap Value Fund                           605,457          714,544

           9,421           T. Rowe Price Blue Chip Growth Fund               274,299          291,306

          45,658           T. Rowe Price International Stock Fund            520,522          590,363

          14,641           Vanguard Index Trust 500 Fund                   1,467,107        1,634,520

          44,738           Vanguard Bond Index Fund                          460,464          459,457
                                                                          ----------       ----------

                             Total Mutual Funds                            6,623,958        7,285,818
                                                                          ----------       ----------
                           Common Stock
                           ------------

*         82,754           First Chester County Corp                       1,493,565        2,238,496
                                                                          ----------       ----------

                             Total Common Stock                            1,493,565        2,238,496
                                                                          ----------       ----------


                           Certificates of Deposit with First National Bank of Chester County
                           ------------------------------------------------------------------


*         20,000           Certificate of Deposit                             20,000           20,000
                           5.70%      02/23/05

*         20,000           Certificate of Deposit                             20,000           20,000
                           6.05%      03/02/05

*         25,000           Certificate of Deposit                             25,000           25,000
                           6.30%      03/28/05

*         25,000           Certificate of Deposit                             25,000           25,000
                           6.30%      04/14/05

*         25,000           Certificate of Deposit                             25,000           25,000
                           6.30%      05/30/05


The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2004
                                -----------------

      Face Value/                                                                              Fair
        Shares             Description                                        Cost             Value
        ------             -----------                                        ----             -----

                           Certificates of Deposit - continued
                           -----------------------------------

*         20,000           Certificate of Deposit                             20,000           20,000
                           6.30%      06/13/05

*         10,000           Certificate of Deposit                             10,000           10,000
                           7.00%      08/01/05

*         10,000           Certificate of Deposit                             10,000           10,000
                           5.50%      09/06/05

*         10,000           Certificate of Deposit                             10,000           10,000
                           5.50%      10/06/05

*         10,000           Certificate of Deposit                             10,000           10,000
                           6.25%      10/27/05

*         10,000           Certificate of Deposit                             10,000           10,000
                           4.30%      11/17/05

*         15,000           Certificate of Deposit                             15,000           15,000
                           6.30%      11/27/05

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.35%      01/03/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           5.80%      01/23/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           5.50%      02/06/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           4.30%      02/17/06

*         20,000           Certificate of Deposit                             20,000           20,000
                           4.95%      04/23/06

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.65%      05/22/06

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.65%      06/22/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.65%      07/22/06

The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2004
                                -----------------

      Face Value/                                                                              Fair
        Shares             Description                                        Cost             Value
        ------             -----------                                        ----             -----

                           Certificates of Deposit - continued
                           -----------------------------------

*         25,000           Certificate of Deposit                             25,000           25,000
                           3.75%      07/31/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           4.30%      08/17/06

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.75%      08/18/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.75%      08/30/06

*         30,000           Certificate of Deposit                             30,000           30,000
                           4.78%      09/17/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.75%      10/18/06

*         20,000           Certificate of Deposit                             20,000           20,000
                           3.75%      10/30/06

*         20,000           Certificate of Deposit                             20,000           20,000
                           3.95%      11/14/06

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.75%      11/30/06

*         30,000           Certificate of Deposit                             30,000           30,000
                           3.95%      12/14/06

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.95%      01/11/07

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.95%      01/29/07

*         35,000           Certificate of Deposit                             35,000           35,000
                           3.95%      02/05/07

*         30,000           Certificate of Deposit                             30,000           30,000
                           3.95%      03/05/07

*         30,000           Certificate of Deposit                             30,000           30,000
                           4.10%      04/18/07

The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2004
                                -----------------

      Face Value/                                                                              Fair
        Shares             Description                                        Cost             Value
        ------             -----------                                        ----             -----

                       Certificates of Deposit - continued
                       -----------------------------------

*         20,000           Certificate of Deposit                             20,000           20,000
                           4.10%      05/06/07

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.75%      05/30/07

*         15,000           Certificate of Deposit                             15,000           15,000
                           4.10%      06/14/07

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.75%      06/30/07

*         30,000           Certificate of Deposit                             30,000           30,000
                           4.10%      07/18/07

*         20,000           Certificate of Deposit                             20,000           20,000
                           4.10%      08/21/07

*         15,000           Certificate of Deposit                             15,000           15,000
                           4.00%      08/30/07

*         35,000           Certificate of Deposit                             35,000           35,000
                           4.00%      09/05/07

*         40,000           Certificate of Deposit                             40,000           40,000
                           3.90%      10/03/07

*         40,000           Certificate of Deposit                             40,000           40,000
                           3.90%      10/17/07

*         40,000           Certificate of Deposit                             40,000           40,000
                           3.85%      11/05/07

*         30,000           Certificate of Deposit                             30,000           30,000
                           3.35%      12/09/07

*         40,000           Certificate of Deposit                             40,000           40,000
                           3.35%      01/06/08

*         45,000           Certificate of Deposit                             45,000           45,000
                           3.35%      02/11/08

*         50,000           Certificate of Deposit                             50,000           50,000
                           3.25%      03/06/08


The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2004
                                -----------------

      Face Value/                                                                              Fair
        Shares             Description                                        Cost             Value
        ------             -----------                                        ----             -----

                           Certificates of Deposit - continued
                           -----------------------------------

*         50,000           Certificate of Deposit                             50,000           50,000
                           3.15%      04/02/08

*         35,000           Certificate of Deposit                             35,000           35,000
                           3.00%      05/06/08

*         45,000           Certificate of Deposit                             45,000           45,000
                           2.70%      06/24/08

*         15,000           Certificate of Deposit                             15,000           15,000
                           2.95%      09/04/08

*         10,000           Certificate of Deposit                             10,000           10,000
                           2.95%      10/16/08

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.00%      11/13/08

*         30,000           Certificate of Deposit                             30,000           30,000
                           3.15%      01/08/09

*         35,000           Certificate of Deposit                             35,000           35,000
                           3.15%      02/04/09

*         30,000           Certificate of Deposit                             30,000           30,000
                           3.30%      03/04/09

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.30%      04/06/09

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.40%      05/07/09

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.50%      06/04/09

*         45,000           Certificate of Deposit                             45,000           45,000
                           3.50%      07/09/09

*         25,000           Certificate of Deposit                             25,000           25,000
                           3.50%      08/05/09

*         30,000           Certificate of Deposit                             30,000           30,000
                           3.50%      09/03/09


The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2004
                                -----------------

        Face Value/                                                                            Fair
          Shares           Description                                        Cost             Value
          ------           -----------                                        ----             -----

                           Certificates of Deposit - continued
                           -----------------------------------

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.50%      09/23/09

*         10,000           Certificate of Deposit                             10,000           10,000
                           3.50%      10/05/09

*         15,000           Certificate of Deposit                             15,000           15,000
                           3.50%      11/04/09

*         50,000           Certificate of Deposit                             50,000           50,000
                           3.50%      12/10/09

                           Total Certificates of Deposit                   1,540,000        1,540,000
                                                                          ----------       ----------

                           Participants' loans

         300,890           Participants' loans                           $         -      $   300,890
                                                                          ----------       ----------
                           (5.00% - 9.50%)

                             Total Participants' loans                             -          300,890
                                                                          ----------       ----------

                             Total Investments                           $ 9,657,523      $11,365,204
                                                                          ==========       ==========


           *   -   Party-in-interest










The accompanying notes are an integral part of these statements

                      FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                                DECEMBER 31, 2004
                                -----------------

(a) Indentity of Party Involved                Charles Swope IRA Rollover

(b) Description of Transaction                 First Chester County Corporation
                                               23,968 Shares of Common Stock
                                               Inkind Transfer

Purchase Price                                 $  11.67

Selling Price                                  $  27.05

Sales Proceeds                                       --

Cost of Asset                                  $279,793

Current Value at Transaction Date              $648,340

Net Gain                                       $368,542





*There were no other reportable transactions during the Plan year.













The accompanying notes are an integral part of these statements

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Governance and Compensation Committee of First Chester County Corporation has duly caused this annual report to be signed on its behalf by the undersigned herunto duly authorized.


                                        First National Bank of Chester County's
                                        Retirement Savings Plan

                                        By: /s/ T. Benjamin Marsho
                                            ----------------------
                                            T. Benjamin Marsho
                                            Assistant Treasurer